May 20, 2011

Lyn Shenk

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Netflix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 000-49802

Ladies and Gentlemen:

Netflix, Inc. (“Netflix” or “the Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 28, 2011, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 18, 2011 (the “Filing”).

In this letter, we have recited the Staff’s comments and have followed each comment with Netflix’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Selected Financial Date, page 21

1.	We note from page 1, Business, that your business evolves rapidly and you passed a significant milestone with the majority of your subscribers viewing more of their TV shows and movies via streaming than by DVD and that going forward you expect to be primarily a global streaming business. We believe you should provide operating statistics, such as the number of subscription streaming only plans, streaming and DVD by mail plans, and DVD by mail only plans to your disclosure of selected financial data so that investors can observe and analyze such data for your most recent five years of operations. In addition, we believe you should consider adding to MD&A and selected financial data any other operating statistics that you believe would be useful to investors, which may include rates of churn or any other statistics that would better enable investors to understand your business. Please revise accordingly.

In your letter dated July 15, 2009, you requested that we provide in our filings a more detailed discussion around operating metrics of our various subscription plans. In our response, we indicated that we believed that including additional disclosure of this type, specifically the total number of subscribers per plan, would not materially improve an investor’s understanding of our financial condition, liquidity and capital resources and results of operations. In addition, we indicated that disclosure of such information could result in significant competitive harm to our business. Nonetheless, we did agree to additional disclosure concerning our subscribers’ selection of our various subscription plans.

As of December 31, 2010, the Company offered three types of plans: domestic hybrid streaming and DVD by mail, domestic streaming only and international streaming only. However, until September 2010, the domestic hybrid streaming and DVD by mail plan was the only type of plan offered to subscribers. In September 2010 and November 2010, we began offering the international and domestic streaming only plans, respectively. Due to the timing of the introduction of these plans, the number of subscribers in our streaming only offerings as of December 31, 2010 was immaterial. However, growth in the streaming only plans has increased rapidly since their introduction, with over half of our new subscribers signing up for a streaming only plan.

In light of the foregoing, we respectfully advise the Staff that in future filings we will expand our disclosure of MD&A and selected financial data to break out the number of subscribers at the end of the period as well as net subscriber additions by type of plan, as appropriate.

With respect to various operational metrics, management has evolved its use of these metrics as the business has evolved. Management’s focus on metrics such as gross subscriber additions, subscriber acquisition costs and churn has decreased and more emphasis has been placed on net additions as a measure of the performance of our business. Management believes that net additions gives better insight into the effectiveness of our business operations than these other metrics, primarily given the growing fixed-cost nature of our business related to streaming content. With respect to churn, management believes that in a largely fixed-cost streaming world with ease of cancelation and rejoin, the churn metric is a less reliable measure of business performance, specifically consumer acceptance of the service. Metrics such as gross subscriber additions, subscriber acquisition costs and churn are subject to differing degrees of variation driven by adjustments in our marketing efforts, service levels, content offering, and user interface changes. In light of this, management believes that focusing on net additions is the best metric to assess subscriber performance. As a result, starting in fiscal year 2012, we will cease providing gross subscriber additions, subscriber acquisition costs and churn in the MD&A and selected financial data. However, for fiscal year 2011, we plan on disclosing these metrics for our domestic segment. We announced our intention to change our reporting around these metrics on our January 26, 2011 Letter to Shareholders.

The core performance measurements utilized by management in the operation of the business are net subscriber additions, revenues and operating income which are already disclosed in the MD&A and selected financial data. In addition, in future filings, we will expand our disclosure of selected financial data to include free cash flow, which is already disclosed in the MD&A.

As our business continues to evolve, we will continue to consider adding to MD&A and selected financial data any other material operating statistics that we believe would be useful to investors and reflect key statistics of operating metrics that management utilizes in operating and understanding business performance.

Management’s Discussion and Analysis, page 22

2.

In the Overview section, we note your core strategy to grow the streaming subscription business within the United States and globally with a focus on expanding your streaming content. We also note the significant change in direction of the company that occurred in fiscal 2010 through the highly material increase in investment in streaming content library assets with a corresponding decrease in investment of DVD content library assets. In addition, we note the new fourth quarter introduction of an unlimited streaming plan without DVD’s. It is unclear if this significant change in direction and core strategy in your business model was precipitated by a change in business trends or presumed differences in operating results between these two different business models. Please expand your disclosure to completely and clearly discuss the reasons, including any known uncertainties or trends, for this change in business model strategy as well as how you reasonably expect this change in direction will specifically impact future operating results (i.e. revenues, direct costs and gross profit) and cash flows. Please revise accordingly.

We respectfully advise the staff that while we believe we have reflected the evolution of our business in our current filings, in future filings we will expand our disclosures to further explain the reasons we have chosen to focus on streaming, as well as any known uncertainties or trends resulting from our focus on streaming.

In this regard, we intend to add the following paragraph to the end of the overview section in the MD&A:

We are a pioneer in the Internet delivery of movies and TV shows, launching our streaming service in 2007. Since this launch, we have developed an ecosystem of Internet-connected devices and have licensed increasing amounts of content that enable consumers to enjoy TV shows and movies directly on their television sets, computers and mobile devices. As a result of these efforts, we have experienced growing consumer acceptance of and interest in the delivery of TV shows and movies directly over the Internet. We believe that the DVD portion of our service will be a fading differentiator given the rapid growth of streaming, and that in order to prosper in streaming we must concentrate on having the best possible streaming service. As a result, we are beginning to treat them separately in many ways. Nonetheless, we believe that the evolution of our business model in this manner does not change, except as otherwise disclosed in this MD&A, our expectations in terms of impact or trend to our operating results. As we continue to focus on streaming, we expect to continue to grow our number of subscribers, revenues, operating income and free cash flows. Specifically in fiscal 2011, we expect our domestic operating margin to increase as compared to fiscal 2010.

Consolidated Balance Sheets, page F-3

3.	Please tell us the reason accounts payable increased from $92,542 to $222,825 during fiscal 2010. Please ensure that you discuss any significant fluctuations in financial statement line items. Also, see the guidance in Instruction 5 of Item 303 (a) in Regulation S-K.

Accounts payable increased $130.3 million from December 31, 2009 to December 31, 2010 primarily as a result of increased spending on streaming content combined with payment terms that generally extend over the term of the license agreement which could range from six months to five years.

Beginning on page 24 of the Form 10-Q filing for the period ending March 31, 2011, we had included an expanded discussion in the liquidity and capital resource section of our MD&A to provide investors with more information as to the drivers of free cash flow. Specifically, for streaming content, we typically enter into multi-year licenses with studios and other distributors that may result in an increase in content library and a corresponding increase in liabilities in the consolidated balance sheet. Therefore, we also added an analysis of the reconciliation between net income and free cash flow including an analysis of the increase in DVD and streaming content expense as compared to the increase in DVD and streaming content cash outflows.

Also, we will expand the disclosure in future filings to disclose that the payment terms for these license fees may extend over the term of the license agreement, which could range from six months to five years. License fee obligations with payment terms that are due beyond one year are classified on the consolidated balance sheets as “Other non-current liabilities.” Commitments for licenses that do not meet the criteria for recognition in the content library are included in the Commitments and Contingencies footnote of the consolidated financial statements.

We respectfully advise the Staff that we will discuss any significant fluctuations or known trends in accounts payable as appropriate going forward.

Consolidated Statements of Cash Flows, page F-6

4.	We note you separately disclose amounts of cash outflows for the acquisition of Streaming content library and acquisition of DVD content library in the consolidated statement of cash flows. In addition, the gross cost for each content library (Streaming and DVD) is separately provided in your notes (3) under Balance Sheet Components – Content Library, net. Consistent with this separate disclosure, the material differences in these types of assets and the material amount of total amortization of content library expense impacting your consolidated financial statements each year, we believe that your consolidated statement of cash flows should also separately disclose the amount of amortization expense for each of these content libraries (Streaming and DVD). This will provide additional transparency as well as more useful and clearer information for readers in analyzing your financial statements. Please revise accordingly.

We respectfully advise the Staff that in future filings, beginning with the Form 10-Q filing for the quarter ending June 30, 2011, we will separately disclose the amount of amortization expense for our Streaming content library and DVD content library in our consolidated statement of cash flows.

Notes to Consolidated Financial Statements, page F-7

Note 1: Organization and Summary of Accounting Policies, page F-7

Content Library, page F-8

5.	Please tell us why, for the titles that do not meet the criteria for recognition in the content library, you record the streaming license fee in prepaid content instead of expensing the fee as incurred. In your response, tell us what the typical payment terms for these agreements are.

For titles that do not meet the criteria for recognition in the content library, we amortize the streaming license fees on a straight-line basis over each license term. Titles do not meet this criteria because the underlying license agreement does not specify the number of titles or the license fee per title or the windows of availability per title, so that the license fee is not known or reasonably determinable for a specific title. Typical payment terms for these agreements, which can range from three to five years, require us to make equal fixed payments at the beginning of each quarter of the license term. To the extent that cumulative payments exceed cumulative amortization, prepaid content is recorded on the consolidated balance sheets.

We respectfully advise the Staff that in future filings, beginning with the Form 10-Q filing for the period ending June 30, 2011, we will clarify our disclosure to include the discussion above.

6.	We note that you disclose a specific estimated useful lives of new release DVD’s and back-catalog DVD’s. However, your disclosure on streaming content solely provides general information that you amortize the streaming content library over each title’s window of availability. Please expand your notes to include specific disclosure of the estimated useful life (including a range) over which these assets are being amortized.

We respectfully advise the Staff that in future filings, beginning with the Form 10-Q filing for the period ending June 30, 2011, we will expand our disclosure to include specific disclosure of the windows of availability over which our streaming content library assets are being amortized. Specifically, we amortize the content library on a straight-line basis over each title’s contractual window of availability, which typically ranges from six months to five years.

*         *         *

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted via email (dwells@netflix.com) or telephone (408) 540 3769.

Sincerely,

By	/s/ David Wells
David Wells
Chief Financial Officer, Netflix Inc.

Cc:	David Hyman (Netflix Inc.)
J.C. Berger (Netflix Inc.)